14045903

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 25 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47891

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GRIFFIN CAPITAL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18191 VON KARMAN AVENUE, SUITE 300
(No. and Street)

IRVINE, CA 92612
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

COLIN LAM 949/270-9327
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREEN HASSON & JANKS LLP
(Name – *if individual, state last, first, middle name*)

10990 WILSHIRE BLVD., 16TH FLOOR; LOS ANGELES, CA 90024
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/14

OATH OR AFFIRMATION

I, KEVIN A. SHIELDS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GRIFFIN CAPITAL SECURITIES, INC., as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GINA M. ADLER
Commission # 1938139
Notary Public - California
Los Angeles County
My Comm. Expires May 24, 2015

Notary Public

Signature

CHAIRMAN AND CEO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

GREEN HASSON & JANKS LLP

70

ADDRESS

10990 WILSHIRE BOULEVARD, 16TH FLOOR; LOS ANGELES, CALIFORNIA 90024

Number and Street 71	City 72	State 73	Zip Code 74

CHECK ONE

- [X] Certified Public Accountant 75
- [ ] Public Accountant 76
- [ ] Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD
50	51	52	53

GRIFFIN CAPITAL SECURITIES, INC.

FINANCIAL STATEMENT

YEAR ENDED DECEMBER 31, 2013

CONTENTS

Green
Hasson
Janks

10990 Wilshire Boulevard
16th Floor
Los Angeles, CA 90024

310.873.1600 T
310.873.6600 F
www.greenhassonjanks.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Griffin Capital Securities, Inc.

Report on the Financial Statement
We have audited the accompanying statement of financial condition of Griffin Capital Securities, Inc. (the company) as of December 31, 2013.

Management's Responsibility for the Financial Statement
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the statement of financial condition referred to in the first paragraph presents fairly, in all material respects, the financial position of Griffin Capital Securities, Inc. as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Green Hasson & Janks LLP

February 19, 2014
Los Angeles, California

GRIFFIN CAPITAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS

CURRENT ASSETS:		
Cash and Cash Equivalents		$ 2,427,137
Prepaid Expenses and Other Assets		677,426
Due from Stockholder		27,923
TOTAL CURRENT ASSETS		3,132,486
PROPERTY AND EQUIPMENT (Net)		150,412
TOTAL ASSETS		$ 3,282,898

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accounts Payable and Other Liabilities		$ 1,596,945
COMMITMENTS		
STOCKHOLDER'S EQUITY:		
Common Stock - No Par Value, 5,000 Shares Authorized, Issued and Outstanding	$ 5,000	
Additional Paid-In Capital	17,948,379	
Accumulated Deficit	(16,267,426)	
TOTAL STOCKHOLDER'S EQUITY		1,685,953
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 3,282,898

The Accompanying Notes are an Integral Part of This Financial Statement

GRIFFIN CAPITAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENT
December 31, 2013

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) NATURE OF BUSINESS

Griffin Capital Securities, Inc. (the company) is primarily engaged in the business of brokering public and private placements of debt and equity financing on leased assets. The company was incorporated on June 26, 1991.

In February 2009, the company became the managing broker-dealer of a private REIT placement, Griffin Capital Essential Asset REIT, Inc. (the REIT). The REIT filed a registration statement with the Securities and Exchange Commission, which became effective on November 6, 2009. The company and the REIT executed an amended agreement to continue as the managing broker-dealer for the public REIT on November 6, 2009 and the private REIT placement was terminated.

On November 7, 2011, the company entered into a dealer manager agreement with Griffin American Healthcare REIT II, Inc. (GAHR) as the exclusive dealer manager in connection with the distribution of the shares of common stock pursuant to a public offering. The company commenced providing services pursuant to the dealer manager agreement on January 9, 2012. GAHR concluded its offering during the third quarter of 2013.

The company operates under the provisions of Paragraph (K)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule.

Effective November 1, 2013, the company became a wholly-owned subsidiary of Griffin Capital Corporation.

(b) MANAGEMENT'S USE OF ESTIMATES

Management uses estimates and assumptions in preparing the financial statement in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

(c) CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the company considers all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents. The carrying value of cash and cash equivalents at December 31, 2013, approximates its fair value.

The company maintains its cash and cash equivalents in bank deposit and money market accounts, which, at times, may exceed federally insured limits. The company has not experienced any losses in such accounts. The company believes it is not exposed to any significant credit risk on cash and cash equivalents.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d) FAIR VALUE MEASUREMENTS

The company adopted Accounting Standard Codification (ASC) 820, *"Fair Value Accounting"*, for those assets (and liabilities) that are re-measured and reported at fair value at each reporting period.

In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets (or liabilities). Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset (or liability) and include situations where there is little, if any, market activity for the asset (or liability).

As of December 31, 2013, the company's assets and liabilities subject to the provisions of ASC 820 included cash and cash equivalents, accounts payable and other liabilities, and the carrying amounts approximate fair value.

(e) PROPERTY AND EQUPMENT

Property and equipment are stated at cost net of accumulated depreciation, which is provided by using the straight-line method over the estimated useful life of two to seven years.

(f) DEFERRED RENT

The company recognizes free rent periods and escalating rent provisions on a straight-line basis over the term of the lease. As of December 31, 2013, the deferred rent liability totaled $20,452, which is included in accounts payable and other liabilities.

(g) INCOME TAXES

Effective January 1, 2012, the company elected to be taxed as an S corporation under the Internal Revenue Code and certain state revenue and taxation codes. Under the applicable statutory rules, income and losses of an S corporation flow through to the stockholder of the company and are not taxed at the corporate level. Accordingly, no provision has been made for federal income taxes. The provision for income taxes represents the 1.5% franchise fee assessed by the State of California for corporations electing Subchapter S status. The provision for income taxes is not material to this financial statement, therefore has not been separately disclosed.

In accordance with the accounting pronouncement, Accounting for Uncertainty in Income Taxes, the company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The company is no longer subject to U.S. federal income tax examinations by tax authorities for the years before 2010 and state examinations for the years before 2009.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(h) SUBSEQUENT EVENTS

The company has evaluated events and transactions occurring subsequent to the statement of financial condition date of December 31, 2013 for items that could potentially be recognized or disclosed in this financial statement. The evaluation was conducted through February 19, 2014, the date this financial statement was available to be issued.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Office Furniture	$ 98,509
Office and Computer Equipment	73,177
Leasehold Improvements	62,141
TOTAL	233,827
Less: Accumulated Depreciation	(83,415)
NET PROPERTY AND EQUIPMENT	$ 150,412

NOTE 3 - RELATED PARTY TRANSACTIONS

The company has two operating lease agreements with Griffin Capital Corporation (Griffin) for the use of certain equipment and office space. The leases expire in December 2014 and January 2015, respectively. Griffin is the sponsor of both the REIT and GAHR..

Effective September 1, 2013, the company entered into an operating lease agreement with American Healthcare Investors, LLC (AHI) to sub-lease the use of office space in Irvine. AHI is the co-sponsor the GAHR. The lease expires in August 2018.

The company is obligated under these related party operating leases as follows:

Year Ending December 31	Equipment	Office	Total
2014	$ 28,404	$ 123,292	$ 151,696
2015	2,367	120,799	123,166
2016	-	124,410	124,410
2017	-	128,145	128,145
2018	-	87,136	87,136
TOTAL	$ 30,771	$ 583,782	$ 614,553

For the year ended December 31, 2013, the total related party rent expense was $68,626.

NOTE 3 - RELATED PARTY TRANSACTIONS (continued)

During the year ended December 31, 2013, the company paid certain expenses on behalf of Griffin and recorded a due from stockholder of $27,923 as of December 31, 2013.

During the year ended December 31, 2013, Griffin also provided the company with certain general and administrative services. Griffin does not require the company to provide compensation for these services.

NOTE 4 - NET CAPITAL REQUIREMENTS

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital at all times and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013, the company had net capital of $848,069.

NOTE 5 - FINANCIAL SUPPORT

The accompanying financial statement has been prepared assuming that the company will continue to receive financial support. As of December 31, 2013, the company has an accumulated deficit of $16,267,426. Management has been able to obtain support in the past from its stockholder, and believes that it can continue to obtain additional capital investments to adequately fund future operations of the company.

GRIFFIN CAPITAL SECURITIES, INC.

SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2013

10990 Wilshire Boulevard
16th Floor
Los Angeles, CA 90024

310.873.1600 T
310.873.6600 F
www.greenhassonjanks.com

**INDEPENDENT AUDITOR'S REPORT
ON SUPPLEMENTARY INFORMATION REQUIRED BY
RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934**

To the Board of Directors of
Griffin Capital Securities, Inc.

We have audited the statement of financial condition of Griffin Capital Securities, Inc. as of December 31, 2013, and have issued our report thereon dated February 19, 2014, which contained an unmodified opinion on that financial statement. Our audit was performed for the purpose of forming an opinion on that financial statement as a whole. The supplementary information contained in Schedules I, II, III, and IV, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statement. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statement. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statement and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statement or to the financial statement itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statement as a whole.

Green Hasson & Janks LLP

February 19, 2014
Los Angeles, California

GRIFFIN CAPITAL SECURITIES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2013

NET CAPITAL:		
Total Stockholder's Equity	$	1,685,953
Deductions:		
Non-allowable Assets		(791,367)
Haircut		(46,517)
NET CAPITAL	$	848,069
TOTAL INDEBTEDNESS:		
Accounts Payable and Other Liabilities	$	1,596,945
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum Net Capital Required at 15:1 Ratio of Aggregate Indebtedness	$	106,463
Excess Net Capital	$	741,606
Excess Net Capital at 15:1 Ratio of Aggregate Indebtedness	$	741,606
Excess Net Capital at 10:1 Ratio of Aggregate Indebtedness	$	688,375
Ratio: Aggregate Indebtedness to Net Capital		1.88

See Independent Auditor's Report on Supplementary Information

GRIFFIN CAPITAL SECURITIES, INC.

SCHEDULE II
RECONCILIATION OF THE COMPANY'S COMPUTATION OF NET CAPITAL TO AMOUNTS REPORTED IN PART II OF FORM X-17A-5
As of December 31, 2013

Net Capital as Reported in the Company's Focus Report Part II	$	848,069
Net Capital Per Schedule I		848,069
DIFFERENCE	$	-

See Independent Auditor's Report on Supplementary Information

GRIFFIN CAPITAL SECURITIES, INC.

SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2013

Exemption is claimed under Section (K)(2)(i) of Rule 15c3-3.

SCHEDULE IV
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2013

Exemption is claimed under Section (K)(2)(i) of Rule 15c3-3.

See Independent Auditor's Report on Supplementary Information

Green
Hasson
Janks

Accountants and Business Advisors
10990 Wilshire Boulevard, 16th Floor
Los Angeles, CA 90024
310.873.1600
www.greenhassonjanks.com

*An independent member of HLB International,
a worldwide network of accounting firms
and business advisors.*